

August 8, 2023

Terrance Coyne
Chief Financial Officer
Royalty Pharma plc
110 East 59th Street
New York, NY 10022

> **Re: Royalty Pharma plc**
> **Form 10-K for the period ended December 31, 2022**
> **Filed February 15, 2023**
> **File No. 001-39329**

Dear Terrance Coyne:

We have reviewed your July 13, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2023 letter.

Form 10-K for the period ended December 31, 2022

Non-GAAP Financial Results, page 68

1. We note your response to comment one of our letter dated June 28, 2023 includes language from your Credit Agreement regarding Consolidated EBITDA. We also note the disclosure on pages 68-69 of your Form 10-K regarding the definition of Adjusted EBITDA under your Credit Agreement. For each of the most recent two years and subsequent interim period, please provide us with a tabular breakdown of the calculation of your Adjusted EBITDA measure as it is defined in the credit agreement, separately quantifying each of the individual components identified in such definition.

2. Please address the following regarding your response to comment two of our letter dated June 28, 2023:
   - Your response to prior comment two acknowledges that the reconciliations from Net

cash from operating activities to Adjusted EBITDA and Adjusted Cash Receipts add back certain "charges or liabilities that required, or will require, cash settlement" which is prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Please further explain to us how you determined that your current presentation depicting such adjustments is appropriate. As part of your response, tell us how you considered the response to Question 102.09 of the non-GAAP Compliance and Disclosure Interpretations which states that when a credit agreement contains a material covenant regarding a non-GAAP measure, "the company may be required to disclose the measure as calculated by the debt covenant as part of its MD&A."

- Your response to prior comment two further states that your Adjusted Cash Flow measure provides meaningful information about your ability to successfully operate your business and generate cash flow. Please explain in detail how the adjustments made to calculate the Adjusted Cash Flow measure result in a measure that meets this stated purpose. As part of your response, specifically address the apparent inconsistencies in that certain cash outflows are excluded from the measure when the corresponding cash inflows are included in the measure, as noted in our prior comment.

You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences